UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Commencement of Share Buyback Programme dated 28 July 2025

Exhibit No. 1

NatWest Group plc

28 July 2025

Commencement of Share Buyback Programme

NatWest Group plc (the "Company") announces the commencement of its programme to buy back ordinary shares in the Company with a nominal value of £1.0769* each ("Ordinary Shares").

On 25 July 2025, the Company announced its half year results and a share buyback programme (the "2025 Programme") of up to £750 million.  The 2025 Programme will commence on 28 July 2025 and will end no later than 13 February 2026, provided that the term of the 2025 Programme may be extended to end no later than 13 March 2026 to account for any days where usual trading has not been possible because of market events during the term of the 2025 Programme.

The 2025 Programme, the purpose of which is to reduce the Company's issued share capital, will take place within the limitations of the authority granted by shareholders to the Board of the Company at its Annual General Meeting, held on 23 April 2025 (the "2025 Authority").

The maximum number of Ordinary Shares that can be purchased by the Company under the 2025 Programme is 807,750,182**.

The Company has entered into non-discretionary instructions with Merrill Lynch International to conduct the Programme on its behalf and to make trading decisions under the Programme independently of the Company.

The Company intends to cancel the repurchased Ordinary Shares.

* The nominal value of Ordinary Shares without rounding is £1.076923076923077 per share.
** 10% of the issued ordinary share capital as at 13 March 2025, as approved at the Annual General Meeting, held on 23 April 2025.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Disclaimer
This announcement is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

Forward-looking statements
This announcement may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group's beliefs and expectations, are forward-looking statements. Words, such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'target', 'goal', 'objective', 'may', 'outlook', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this announcement may include forward-looking statements relating , but not limited to: its 2025 Programme and the details thereto; NatWest Group's outlook, guidance and targets (including in relation to RoTE, total income, other operating expenses, loan impairment rate, CET1 ratio, RWA levels, payment of dividends and participation in directed buybacks), its financial position, profitability and financial performance, the implementation of its strategy, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and uncertainties, exposure to third party risk, operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk and the impact of climate and sustainability related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2024 Annual Report and Accounts on Form 20-F, NatWest Group's Interim Management Statement for Q1 and H1 2025 on Form 6-K, and its other public filings. The forward-looking statements contained in this announcement speak only as of the date of this announcement and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

No Purchases in the United States and No Purchases of American Depositary Receipts ("ADRs")
Purchases of Ordinary Shares under the Programme will be made outside the United States only. There will be no purchases of Ordinary Shares from within the United States or from persons known to be located in the United States, and there will be no purchases of the Company's ADRs under the Programme.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	31 July 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary